Exhibit 99.1

Brera Holdings Establishes Joint Stock Company Women’s Football Club Tiverija Brera AD Strumica

The establishment of this joint stock company controlled by Brera Holdings is a milestone for women’s sports in North Macedonia – the first of its kind – showcasing Brera’s ongoing commitment to gender equity and social impact

Formerly known as Association for Sport Women’s Football Club Tiverija Strumica, the newly renamed Brera Tiverija team were paid a visit from Pierre Galoppi, CEO of Brera Holdings, and Goran Pandev, President of Brera Strumica and North Macedonia sporting legend. Brera Holdings is committed to investing in women's football and supporting Tiverija’s growth story.

DUBLIN, Ireland and MILAN, Italy, July 23, 2024 (GLOBE NEWSWIRE) – Brera Holdings PLC (“Brera Holdings,” “Brera” or the “Company”) (Nasdaq: BREA), the first publicly-listed football (American soccer) focused company in the world of professional sports multi-club ownership and investment, is pleased to announce that as of June 13, 2024, the North Macedonian women’s football club (the “WFC”), which previously competed under the Association for Sport Women’s Football Club Tiverija Strumica, has officially become part of the Brera family with the establishment of a joint-stock company controlled by Brera Holdings called Joint Stock Company Women's Football Club Tiverija Brera AD Strumica (“Brera Tiverija”). Brera Tiverija is now a wholly-owned subsidiary of Brera Strumica FC (“Brera Strumica”), the North Macedonian men’s football club 90%-owned by Brera Holdings. This is a landmark transaction that marks a first in women’s football in North Macedonia, showing Brera Holdings’ ongoing dedication and commitment to investing in women’s sports, gender equity, and social impact globally.

As part of Brera Strumica, Brera Tiverija will continue to build upon the work that Brera Strumica President Goran Pandev has done in North Macedonia towards professionalizing the sport in the country. Brera Tiverija is the first joint-stock company in women’s football in North Macedonia, and Brera Holdings is also the first foreign investor in women's football in North Macedonia. The move away from an association ownership will open the door for future investment into Brera Tiverija.

“I am incredibly excited for the big changes we are making. We are taking a big step in our growth story in becoming part of the greater Brera family. Our partnership will foster professional growth in our organization and will provide excellent conditions to develop our players,” commented Aleksandra Terziski, President and player for the WFC.

“Our players will have more opportunities with the Brera affiliation, which will motivate them to work harder. Becoming Brera Tiverija will bring us connectivity to the global football ecosystem and provide players with the chance to play abroad. We will also have the chance to build a strong European team in Strumica, North Macedonia, and promote our city and country abroad,” continued Terziski.

Terziski has been involved with the WFC since its establishment on September 23, 2011, and has been President since May 2021. Prior to playing for the WFC, she played for the North Macedonia national team at the U17, U19, and senior levels. Terziski also has a UEFA A coaching license and a degree in economics. The WFC has achieved sporting success and has one of the best youth academies in North Macedonia. The senior team won the domestic cup title in 2017/18, and the youth academy has won multiple U14 and U12 championships. All teams also have representation at the national team level.

“The establishment of Brera Tiverija is an incredible milestone in the overall Brera Holdings story, and is a real testament to the Company’s commitment to women’s sports. This will be the second women’s sports team in the Brera Holdings portfolio after the acquisition of UYBA Volley, and we couldn’t be more excited to help champion investment into women’s sports globally,” commented Maria Xing, Head of Investments and Corporate Development at Brera Holdings. Xing is an active supporter of women’s sports and inclusivity, and is involved with several organizations such as Women in Football.

ABOUT BRERA HOLDINGS PLC

Brera Holdings PLC (Nasdaq: BREA) is focused on expanding its social impact football (American soccer) business by developing a global portfolio of emerging football and other sports clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football- and sports-related consulting services.

The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company in 2022. Brera FC, known as "The Third Team of Milan," is an amateur football association which has been building an alternative football legacy since its founding in 2000. The Company owns the trademarked FENIX Trophy Tournament, a nonprofessional pan-European football competition recognized by UEFA, inaugurated in September 2021 and organized by Brera FC. "FENIX" is an acronym for "Friendly European Nonprofessional Innovative Xenial." BBC Sport has called the FENIX Trophy "the Champions League for amateurs," and ESPN covered the 2024 FENIX Trophy finals. In October 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for "Social Impact Through Soccer," recognizing the Company's focus at an international level with this distinction.

In March 2023, the Company expanded to Africa with the establishment of Brera Tchumene FC, a team then admitted to the Second Division League in Mozambique, a country of nearly 32 million people. Brera Tchumene FC won its post-season tournament and in November 2023 was promoted to Mocambola, the First Division in Mozambique. In April 2023, the Company acquired 90% of the European first division football team Fudbalski Klub Akademija Pandev, now known as Brera Strumica FC, in North Macedonia, a country with participation rights in two major Union of European Football Association ("UEFA") competitions.

In June 2023, Brera acquired a strategic stake in Manchester United PLC, a portion of which was subject to a tender offer by Sir Jim Radcliffe and sold at a 74% realized gain. In July 2023, the Company completed the acquisition of a majority ownership in the Italian Serie A1 women's professional volleyball team UYBA Volley S.s.d.a.r.l. In September 2023, the Company assumed control of Bayanzurkh Sporting Ilch FC, a team in the Mongolian National Premier League, which became Brera Ilch FC when the football season resumed in March 2024. In January 2024, the Company announced the launch of a proactive search for an Italian Serie B football club target designed to bring multi-club ownership of the highest tiers of professional sports ownership to mass investors through the Company's Nasdaq-listed shares. In February 2024, the Brera Holdings Advisory Board was established with MLS founder and World Cup director Alan Rothenberg, luxury lifestyle executive Massimo Ferragamo, sports business leaders Paul Tosetti and Marshall Geller, and Italian football icon Giuseppe Rossi. Brera Holdings PLC is focused on bottom-up value creation from undervalued sports clubs and talent, innovation powered business growth, and socially-impactful outcomes. See www.breraholdings.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company's ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company's ability to continue as a going concern, the popularity and/or competitive success of the Company's acquired football and other sports teams, the Company's ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football or other sports, the Company's ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company's filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

CONTACT INFORMATION:

FOR MEDIA AND INVESTOR RELATIONS

Pierre Galoppi, Chief Executive Officer, Brera Holdings PLC
Email: pierre@breraholdings.com